Exhibit 12.1

BRIGHAM EXPLORATION COMPANY
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND DIVIDENDS

											For the three
	For the years ended December 31,										months ended March 31,
	1999		2000		2001		2002		2003		2004
Earnings available for fixed charges:
Income (loss) before income taxes and cumulative effect of change in accounting principle	$(21,628)		$16,612		$11,688		$2,376		$16,386		$7,589
Interest expense, net (excludes capitalized interest and preferred dividend reported as interest expense)	9,697		9,906		6,681		6,238		4,475		607
Preferred dividend reported as interest expense									340		175

Earnings available	$(11,931)		$26,518		$18,369		$8,614		$21,201		$8,371

Fixed charges and preferred dividends:
Fixed charges
Expensed interest (excludes preferred dividend reported as interest expense)	$9,697		$9,906		$6,681		$6,238		$4,475		$607
Capitalized interest	3,005		2,772		1,848		878		818		271

Fixed charges	$12,702		$12,678		$8,529		$7,116		$5,293		$878

Preferred dividends
Preferred dividend and accretion	$—		$275		$2,450		$2,952		$3,448		$—
Preferred dividend reported as interest expense	—		—		—		—		340		175

Preferred dividends	$—		$275		$2,450		$2,952		$3,788		$175

Fixed charges and preferred dividends	$12,702		$12,953		$10,979		$10,068		$9,081		$1,053

Ratio of earnings to fixed charges	-0.9	x	2.1	x	2.2	x	1.2	x	4.0	x	9.5	x
Fixed charges not covered by earnings	$24,633		$—		$—		$—		$—		$—
Ratio of earnings to fixed charges and preferred dividends	-0.9	x	2.0	x	1.7	x	0.9	x	2.3	x	7.9	x
Fixed charges and preferred dividends not covered by earnings	$24,633		$—		$—		$1,454		$—		$—